82-51

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

04 MAR 11 AM 7:21

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

04010476

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: (212) 656-5071/5072

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Nicole Folwell, Corporate Secretarial Department

Date: March 10, 2004 Time: 5:45 AM MST

Number of Pages (including Cover) 2

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

" FAIRWINDS SUSPENDS HARPSWELL PROJECT "

Disposition of Original:

Sent by Courier ______
Sent by Mail: ______
Held on our File: X

If message is unclear or incomplete, please contact the operator:
Operator: Nicole Folwell Phone: (403) 920-7678

S:\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\fax_covers\FAX_TSE_NYSE_SEC.DOC

dlw 3/11

Fairwinds

CONTACTS: Primary: Peter Micciche, 207-833-2800

Secondary: TransCanada:
Hejdi Feick/Kurt Kadatz
403-920-7859

ConocoPhillips:
Linsi Crain
281-293-1045

FAIRWINDS SUSPENDS HARPSWELL PROJECT

HARPSWELL, MAINE (March 10, 2003) --- TransCanada Corporation [TSX: TRP and NYSE: TRP] and ConocoPhillips [NYSE: COP] today announced that they will suspend further work in Harpswell, Maine on the Fairwinds liquefied natural gas (LNG) project. Yesterday, the residents of Harpswell voted against leasing the former U.S. Navy Fuel Depot site in the community for the purpose of building an LNG regasification facility.

Despite the outcome of this vote, there remains a critical need for reliable, new sources of natural gas in the northeast United States. Both companies are committed to pursuing opportunities to deliver clean and safe LNG supply to the northeast United States.

"Although we are disappointed with the results, we respect the choice of the people of Harpswell regarding their decision," said Peter Micciche, Fairwinds Stakeholder Relations Manager. "Over the past six months we were committed to listening to those affected by the project and felt we developed a lease that addressed their major concerns.

"We've enjoyed the opportunity to spend the past few months becoming acquainted with so many good people in Harpswell," Micciche continued. "We'd like to extend a heartfelt thanks for their New England hospitality. We have also grown to appreciate the unique qualities of the town and wish the community of Harpswell success in the future," said Micciche.

On September 18, 2003, TransCanada and ConocoPhillips presented plans for the Fairwinds LNG project to the Board of Selectmen at a public meeting. A detailed public information program to inform Harpswell residents and to solicit their views about the Fairwinds project followed.

TransCanada is a leading North American energy company, with a focus on natural gas transmission and power services. It has a network of approximately 24,200 miles of pipeline that transports the majority of Western Canada's natural gas production to the fastest growing markets in the United States and Canada. TransCanada currently has a 61.7 percent ownership in the Portland Natural Gas Transmission System. Visit www.transcanada.com for more information.

ConocoPhillips is an international energy company with interests around the world. Headquartered in Houston, the company owns and operates an LNG facility in Kenai, Alaska, which serves as an industry model for safety and reliability. For more information, go to www.conocophillips.com.

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RECEPTION OK

TX/RX NO	9183
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	03/10 07:37
USAGE T	00'53
PGS.	2
RESULT	OK